Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction	Ownership Interest
Advanced Medicine East, Inc	Delaware	100%
Innoviva Strategic Partners LLC	Delaware	100%
Innoviva Royalty Sub LLC	Delaware	100%
Innoviva TRC Holdings LLC	Delaware	100%
Innoviva Strategic Opportunities LLC	Delaware	100%
ISP Fund LP	Delaware	100%
Innoviva Specialty Therapeutics Holdings LLC	Delaware	100%
Innoviva Specialty Therapeutics Inc.	Delaware	100%
ISTx, LLC	Delaware	100%
Entasis Therapeutics Holdings Inc.	Delaware	100%
Entasis Therapeutics Inc.	Delaware	100%
Entasis Therapeutics (Ireland) Limited	Ireland	100%
La Jolla Pharmaceutical Company	Delaware	100%
La Jolla Pharma, LLC	Delaware	100%
Tetraphase Pharmaceuticals, Inc.	Delaware	100%
La Jolla Pharmaceutical Holdings, LLC	Delaware	100%
Nortiva Bio, Inc.	Delaware	100%